Ku6 Media Co., Ltd.
Building 6, Zhengtongchuangyi Centre
No. 18, Xibahe Xili, Chaoyang District,
Beijing 100028, People’s Republic of China

January 25, 2011

Mr. Joseph M. Kempf
Mr. Robert S. Littlepage
Mr. Ajay Koduri
Mr. Robert Bartelmes
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
U.S.A.

Re:	Ku6 Media Co., Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed April 30, 2010
File No. 0-51116

Dear Messrs. Kempf, Littlepage, Koduri and Bartelmes:

We provide the following response to the comment letter from the Staff of the Securities and Exchange Commission (the “SEC”) dated December 28, 2010 with respect to the Form 20-F for the fiscal year ended December 31, 2009 of Ku6 Media Co., Ltd. (the “Company”), which was filed on April 30, 2010 (the “2009 20-F”).  The italicized paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comments.

Form 20-F

Item 15. Controls and Procedures, page 99

1.
We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting?

a.
In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

Beginning in middle of 2009, the Company hired a third party professional consulting company to assist the Company in establishing and maintaining the internal control system and evaluating the effectiveness of such system. The Company adopted the COSO internal framework to evaluate and assess its internal control over financial reporting (“ICFR”). Moreover, the Company referred to  PCAOB Auditing Standard No. 5 where it conducted its assessment using a top-down, risk-based approach.

Below is a detailed description of the work that the Company conducted in 2009:

1) Top-down risk assessment:

The Company assessed the risk it faces and prioritized the risks first through linking up the risk to its financial statement account caption, disclosures and relevant assertions taking into account of multiple locations or business units. The Company performs a review of the scope and complexity of operations and organizational structure of each of its subsidiaries and business units and assesses the risk of material misstatement to the financial statements associated with the location or business unit on a regular basis to determine the significant accounts and financial reporting processing activities at a location or business unit level which will need to be assessed for the design and tested for operating effectiveness. Evaluation criteria included materiality, size and composition of the account, subjectivity and judgments, susceptibility to misstatement due to errors or fraud, transaction volume, complexity and homogeneity, accounting and reporting complexities, etc.

Based on the top-down risk assessment, the Company determined most of the financial statement accounts were identified as significant accounts except for certain insignificant accounts. The Company then linked them to the locations and business processes to identify the in-scope locations and key business processes and concluded that all the subsidiaries of the wireless value-added service (“WVAS”) business and four subsidiaries of the recorded music business were scoped in as significant locations to assess control design and test operating effectiveness by analyzing the characteristics at the location or business unit level including but not limited to inherent risk, relative financial significance, similarity of business operations and ICFR, nature and amount of transactions and degree of centralization of processes and financial reporting applications.

2) Entity-level control assessment:

The Company assessed the control design effectiveness and tested operating effectiveness of entity-level controls (“ELC”) using the below five COSO elements:

•	Control environment
•	Risk assessment
•	Control activities
•	Information and communication
•	Monitoring

The Company identified the ELC at the Company and business unit level and also categorized the ELC into indirect, monitoring and precise controls based on the nature, precision and impact on other controls to determine the nature, timing and extent of the control testing at the process level.

3) Control design effectiveness assessment:

The Company identified and assessed the control design effectiveness based on the risk assessment results and multiple locations scoping decisions of the following eight processes for the WVAS business and certain of the below processes for the in-scope locations of the recorded music business:

•	Sales and receivables
•	Purchase and payables
•	Treasury and payment
•	Human resources
•	Intangible assets and goodwill
•	Fixed assets
•	Financial reporting
•	Taxation

The processes that the Company conducted were based on risk assessment where materiality, volatility, transaction volume, transaction complexity and objectivity were considered in evaluating and prioritizing the risk levels for the in-scope significant locations based on the scoping decisions mentioned above in the top-down risk assessment. In evaluating the risks, the Company also obtained inputs from external auditors on the Company's performance in prior years, major risk areas and risks inherent in the industry.

In control design assessment, the Company conducted interviews, walk-through testing to evaluate the design effectiveness of the controls in mitigating those risks related to financial reporting.

4) Information technology controls assessment:

The Company identified and assessed the design and operating effectiveness of the information technology controls for the in-scope locations at the following levels:

•	Information technology entity-level control
•	Information technology general control
•	Information technology application control

5) Control operating effectiveness assessment:

Through the work conducted in 2009, the Company has developed its process description and risk control matrices to record the internal controls over financial reporting including the policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, its consolidated subsidiaries and variable interest entities (collectively referred to as the “Group”); (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Group are being made only in accordance with authorizations of management; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Group’s assets that could have a material effect on the financial statements.

The Company evaluated the control design effectiveness and assessed the control operating effectiveness through developing sampling methodologies and testing approach based on the risk level and frequency of the controls through performing four rounds of testing on all identified key controls. Based on this assessment under the supervision and with the participation of our management, including our Acting Chief Executive Officer and Acting Chief Financial Officer, the Company determined that the Group’s internal control over financial reporting was effective as of December 31, 2009.

b.	If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

The Company established its internal audit department in 2009. The internal audit department regularly prepares audit plans, evaluates the design and operating effectiveness of the in-scope processes and locations and reports internal controls deficiencies identified directly to the audit committee of the Company’s Board of Directors.  The internal audit department provides analyses and remediation recommendations for these identified deficiencies, in terms of both efficient and effective operation of these controls over financial reporting, and also maintains open communication with the management and the audit committee of the Company’s Board of Directors.

How do you maintain your books and records and prepare your financial statements?

c.
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

The Company and its subsidiaries maintain their books and records in accordance with U.S. GAAP. The Company has the following procedures to ensure that the activities it conducts and the transactions it consummates are recorded in accordance with U.S. GAAP:

•
The Company develops its Accounting Manual based on U.S. GAAP, which will be updated by the reporting manager and reviewed by financial controller and the Chief Financial Officer according to the latest standards and developments in U.S. GAAP. The Accounting Manual will also be approved by the audit committee and serves as the basis for the Company’s accounting policies, procedures and practices;

•
The Company maintains a checklist of main accounting treatments under U.S. GAAP for all general ledger accountants or finance managers at different locations that are relevant to the Company’s operations and the reporting manager reviews and updates this checklist on a regular basis. In addition, the reporting manager and financial controller analyze the accounting implications under U.S. GAAP for the new transactions or changes in the Company’s operations that they learn of at the weekly management meetings they attend and determine the corresponding accounting treatment for the Chief Financial Officer’s review;

•
The senior accountant at each location prepares the individual reporting package in accordance with the Company’s Accounting Manual and follows the checklist and the reporting manager prepares the financial information/statements in accordance with U.S. GAAP on a quarterly basis;

•	The financial controller performs review and the Chief Financial Officer performs final review on the consolidated financial statement to ensure the completeness, accuracy and adequacy of disclosure;
•
The Company’s accounting personnel, including  financial controller and reporting manager, attend training courses and conferences organized by Big Four accounting firms and professional organizations periodically to keep up to date with the latest standards and developments in U.S. GAAP and other topics in accounting; and

•	An audit committee meeting is held on a quarterly basis to review the financial reports/statements.

d.
If you do not maintain your book and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Not applicable.

What is the background of the people involved in your financial reporting?

e.
We would like to understand more about the background of the people who are primary responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;
•	the nature of his or her contractual or other relationship to you;
•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
•
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

The Company’s Chief Financial Officer is responsible for performing high-level review and supervision in the preparation of the Company’s financial statements. The Company had an Acting Chief Financial Officer from October 2009 to September 2010. Prior to joining the Company, the Acting Chief Financial Officer worked at KPMG Huazhen Certified Public Accountants for 11 years.  He was an associate president and financial director of Shanda Interactive Entertainment Limited (“Shanda”) from November 2007 to 2009. He had extensive U.S. GAAP experience in a wide range of industries during his 11 years in KPMG and over 2 years in Shanda.  He graduated from Shanghai University, majoring in finance and accounting. The Company’s current Chief Financial Officer served at China BAK Battery, Inc. as Chief Financial Officer, Treasurer, and Secretary from August 2007 to April 2010. He was acting Chief Financial Officer of eLong Inc., from July 2006 to April 2007. He has also been an independent director and chairman of the audit committee of the board of directors of China Electric Motor, Inc., a company listed on Nasdaq. All these three companies report their financials based on U.S. GAAP. He received a B.E. in Electrical Engineering from Tsinghua University and an M.B.A. in Finance from Columbia Business School. The Company’s Chief Financial Officer attends training courses and conferences organized by accounting firms and professional organizations periodically to keep up to date with latest developments in U.S. GAAP and other topics in accounting.

The Company’s finance controller is responsible for detailed review of the Company’s financial statements to assure that the Company’s financial statements are prepared in accordance with the reporting requirements under U.S. GAAP.  He is a full-time employee of the Company and had about 5 years of working experience with Big Four accounting firms. He has over 5 years of accounting-related working experience with U.S. listed companies. He attends training courses and conferences organized by accounting firms and professional organizations periodically to keep up to date with latest developments in U.S. GAAP and other topics in accounting.

The Company’s reporting manager is responsible for the preparation of the Company’s financial statements. She is a full-time employee of the Company and had about 5 years of working experience with Big Four accounting firms. She has over 5 years of accounting-related working experience with U.S. listed companies. She attends training courses and conferences organized by accounting firms and professional organizations periodically to keep up to date with latest developments in U.S. GAAP and other topics in accounting.

f.	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	The name and address of the accounting firm or organization;
•	The qualifications of their employees who perform the services for your company;
•	How and why they are qualified to prepare your financial statement or evaluate your internal control over financial reporting;
•	How many hours they spent last year performing these services for you; and
•	The total amount of fees you paid to each accounting firm or organization in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

The Company engaged Protiviti Inc., a third party professional consulting company, to assist the Company in establishing and maintaining the internal control system and evaluating the effectiveness of such system. The business address of Protiviti is: Unit 607-608, 6/F Office Tower E1, Oriental Plaza, No.1 East Chang An Avenue, Dong Cheng District, Beijing, P.R.C. The outsourced team of the consulting company, whose members all possess the Certified Internal Auditor qualifications and have extensive experience, assists the Company in preparing all audit plans and evaluating the design and operating effectiveness of the in-scope processes and identifying key controls at the in scope locations. They spent over 4,200 hours last year performing the related consulting services and the total amount of service fees paid to the consulting firm was US$214,000 in connection with the evaluation of internal control over financial reporting for the year ended December 31, 2009.

g.
If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	how many hours they spent last year performing these services for you; and
•
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Not applicable.

Do you have an audit committee financial expert?

h.
Refer to page 100 of Form 10-K, which discloses that you have designated a financial expert on your audit committee. Please describe his qualifications, including the extent of his knowledge of US. GAAP and internal control over financial reporting.

Mr. Bruno Wu is the designated financial expert on the Company’s audit committee. He has been a member of our audit committee since September 2009. He was a member of the audit committee of Shanda Interactive Entertainment Limited from October 2006 to August 2009.

Mr. Wu frequently participates in professional training offered by the Big Four accounting firms, with special focus on U.S. GAAP and SEC regulatory updates, changes, trends and developments. As the chairman of our audit committee and a member of the audit committee of Shanda Interactive Entertainment Limited, he has taken a lead role in:

•
reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by the company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditors and management;

•	reviewing and discussing with management and the independent auditors regarding the company’s annual audited financial statements;
•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;
•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures on the company’s financial statements;
•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K;
•	discussing with management policies with respect to risk assessment and risk management; and
•	reviewing major issues as to the adequacy of the company’s internal controls and any special audit steps adopted in light of material control deficiencies.

Mr. Wu served as the Co-Chairman of the board of directors of SINA Corporation, a company that reports financials based on U.S. GAAP, from 2001 to 2002. Therefore, as a result of his experience as a member of the audit committee of Shanda Interactive Entertainment Limited and as the Co-Chairman of SINA Corporation, both of which are U.S. GAAP reporting companies listed on Nasdaq, the Company believes Mr. Wu has the necessary knowledge of U.S. GAAP and internal control over financial reporting to be the financial expert on the audit committee.

Financial Statements

23. Subsequent Events. page F-41

2. Please refer to the last paragraph on page F-41, which states that the initial purchase accounting for the acquisition of Ku6 was not complete at the date of the issuance of your December 31, 2009 financial statements. In this regard tell us the following:

i)
Addressing major shareholdings, directors and other corporate officers, describe the relationships between Hurray! Holdings, Ku6 and Shanda Interactive Entertainment Limited (Shanda) before and after the Ku6 acquisition transaction was consummated in January 2010.

ii)	In reasonable detail, tell us the terms of this transaction.
iii)	Discuss the subsequent disposition of the WVAS and music recording businesses,
iv)	Explain how you plan to accounted for the Hurray! Holdings - Ku6 merger, and
v)	Explain for us how you determined the accounting acquirer in this transaction.

Please refer to all pertinent accounting literature in your response.

(i)	Relationship between Hurray! Holding Co., Ltd., Ku6 Holding Limited and Shanda Interactive Entertainment Limited

Prior to the consummation of the Ku6 acquisition transaction in January 2010 (the “Ku6 Acquisition”), Shanda owned 55.7% of the outstanding ordinary shares of Hurray! Holding Co., Ltd. (“Hurray”), and Ku6 Holding Limited (“Ku6”) was an independent privately owned company that had no shareholding relationship and no common directors or officers with either Shanda or Hurray. Upon consummation of the Ku6 Acquisition, Shanda’s equity ownership in Hurray was diluted to 41.97%, as Hurray issued its ordinary shares to Ku6’s previous shareholders and option holders as consideration for the Ku6 Acquisition, and Ku6 became Hurray’s wholly owned subsidiary.

Before the Ku6 Acquisition, Hurray had eleven directors and executive officers, three of which were also directors and/or executive officers of Shanda, but none of the Ku6 directors or executive officers held any directorship or executive officer position at Hurray or Shanda. After the consummation of the Ku6 Acquisition, Danian Chen (who also served as a director and Chief Operating Officer of Shanda) and Shanyou Li (who was Ku6’s Chief Executive Officer) were added to Hurray’s board of directors.

Before the Ku6 Acquisition, four of Hurray’s seven directors were nominated by Shanda. After the Ku6 Acquisition, five of Hurray’s nine directors were nominated by Shanda. Before the Ku6 Acquisition, none of Ku6’s twelve directors were nominated by Shanda or Hurray. After the Ku6 Acquisition, Ku6 became a wholly owned subsidiary of Hurray and had four directors, three of which were nominated by Shanda and the other one was Shanyou Li, Ku6’s founder and one of its selling shareholders in the Ku6 Acquisition.

Although Shanda’s ownership in Hurray went below 50% as a result of the Ku6 Acquisition in January 2010, Shanda maintained effective control of Hurray.  Shanda continued to have majority representation on the board of Hurray and was still the single largest shareholder of Hurray. Decisions by the Board are made on a majority basis. Board composition is subject to shareholder vote, and although Shanda did not own more than 50% of the outstanding shares, there was a mutual understanding with the Ku6 founder (who owned 9.3% of Hurray after the Ku6 Acquisition) that he shall vote with Shanda on all matters that require a shareholder vote. With this mutual understanding, Shanda had both the ability to control the operations of Hurray as well as the ability to regain majority ownership within a short period of time, which was also consistent with Shanda’s intension.  On June 1, 2010, Shanda and Hurray entered into a transaction pursuant to which Hurray agreed to issue additional shares to Shanda as consideration for the purchase of Shanda’s ownership in an online audio business. This transaction was completed in August 2010. Upon consummation of this transaction, Shanda’s ownership in Hurray increased to about 52%.

(ii)	Major terms of Ku6 Acquisition

On November 26, 2009, Hurray and the shareholders of Ku6 entered into a share purchase agreement under which Hurray agreed to purchase all of the outstanding capital shares of Ku6 in exchange for an aggregate of 723,684,204 newly issued ordinary shares of Hurray. There was no cash consideration or contingent consideration under the transaction.

On January 18, 2010, Hurray completed the issuance of 723,684,204 ordinary shares to Ku6’s former shareholders and the transaction was closed on that day. The former shareholders (including option holders) of Ku6 held approximately a 24.75% ownership interest in Hurray immediately after the consummation of the transaction.

(iii)	Disposition of the WVAS and music recording businesses

On June 1, 2010, Shanda and Hurray entered into a definitive agreement pursuant to which Shanda agreed to acquire Hurray’s WVAS and recorded music businesses in consideration of US$36,944,267 in cash, subject to certain adjustments. Concurrently, Hurray agreed to acquire 75% of an online audio business from Shanda (25% of the online audio business was held by a minority shareholder) for newly issued ordinary shares of Hurray.

A special committee, comprised of three independent directors of Hurray, approved the proposed transaction and the committee’s independent financial advisor, KPMG Advisory (China) Limited, issued a fairness opinion on the proposed transaction.

On July 28, 2010, Hurray's shareholders approved the aforementioned transactions and the issuance of 138,461,539 ordinary shares to the 25% non-controlling shareholder of the online audio business.

On August 17, 2010, Shanda completed the acquisition of Hurray’s wireless value-added services and recorded music businesses in exchange for an aggregate amount of US$37,243,904 in cash.  On the same day, Hurray acquired 75% of the online audio business from Shanda in exchange for 415,384,615 newly issued ordinary shares of Hurray and acquired the remaining 25% from a minority shareholder in exchange for 138,461,539 newly issued ordinary shares of Hurray.

The disposal of the WVAS and recorded music businesses was recorded as common control transactions.  The difference of US$13.6 million between the fair value of the cash consideration received and the carrying value of the disposed businesses was recorded through equity as contribution by parent. The disposal of the WVAS and recorded music businesses will be presented as discontinued operations.

The acquisition of the online audio business from Shanda was also recorded as a common control transaction. The difference of US$12.1 million between the fair value of the ordinary shares issued to acquire the 75% equity interest of the online audio business and the carrying value of the online audio business as of August 31, 2009 was recorded through equity as a deemed distribution to Shanda.

The above mentioned transactions were not contemplated at the time of the Ku6 Acquisition until it was discussed by the board of directors on the Company’s business strategies in April 2010.

The issuance of 138,461,539 ordinary shares to the 25% non-controlling shareholders of the online audio business in August 2010 was accounted for as an equity transaction and the difference between fair value of the ordinary shares issued and carrying amount of the non-controlling interest is recognized as a decrease in additional paid-in capital attributable to the Company in accordance ASC 810.

(iv)	We have considered the accounting for the Hurray! Holdings – Ku6 merger as follows:

The Ku6 Acquisition was accounted for using purchase method in accordance with ASC 805 because Hurray was identified as the accounting acquirer as explained below.

The Company engaged KPMG to assist in the valuation of the identifiable intangible assets for the purchase price allocation (“PPA”). This acquisition and related PPA will be fully disclosed in the Company’s form 20-F for the fiscal year ended 2010.

(v)	We have considered the accounting acquirer in this transaction as follows:

According to ASC 805-10-55-12, in a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree.

Hurray issued 723,684,204 ordinary shares to acquire 100% equity interest in Ku6 and was identified as the acquirer. This conclusion is supported by other factors such as relative voting rights, and composition of the board of directors and senior management of Hurray after the Ku6 Acquisition as below:

a.
The relative voting rights in the combined entity after the business combination: after the Ku6 Acqusition,  Shanda was still the single largest shareholder of Hurray and held the largest voting right while the Ku6 selling shareholders only owned about 25% of Hurray.

b.
The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest: Shanda was still the single largest shareholder of Hurray and Shanyou Li (Ku6’s founder), the next single largest shareholder, owned only about 9.3% of Hurray.

c.
The composition of the governing body of the combined entity: Shanda still had majority representation on the board of Hurray (5 out of the 9 Hurray directors were nominated by Shanda) after the Ku6 Acquisition. Shanyou Li was the only former Ku6 director that was elected to the board of Hurray after the Ku6 Acquisition.

d.
The composition of the senior management of the combined entity: Hurray’s senior management remained unchanged upon the consummation of the Ku6 Acquisition. In August 2010, after disposal of the WVAS and recorded music businesses to Shanda,  Shanyou Li (Ku6’s founder) became the CEO of Hurray, which was not contemplated at the time of the Ku6 Acquistion.

Consequently,  the Company considered that Hurray was the accounting acquirer in the Ku6 Acquisition in accordance with ASC 805-40.

3. Further, we note you have closed the Ku6 acquisition on January 18, 2010. Please tell us by when you will file the acquisition agreement and the exemption from registration on which you relied in this transaction.

We expect to file the acquisition agreement as an exhibit to our Form 20-F for the fiscal year ended 2010. The issuance of shares in connection with the Ku6 acquisition was in reliance on a private placement exemption under Section 4(2) of the Securities Act of 1933 with respect to U.S. persons (as defined in Rule 902 of Regulation S) and in reliance on Regulation S of the Securities Act of 1933 with respect to non-U.S. persons.

*           *           *
In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me by fax at (86-10) 5758-6898 or by email at shentony@ku6.com or Mr. James C. Lin of Davis Polk & Wardwell LLP by telephone at (852) 2533-3368, by fax at (852) 2533-1768 or by email at james.lin@davispolk.com.  Thank you very much for your assistance.

Sincerely,

/s/ Tony Shen
Name:	Tony Shen
Title:	Chief Financial Officer

cc:           James C. Lin, Davis Polk & Wardwell LLP